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                           CELLNET DATA SYSTEMS, INC.
                NOTE WARRANT PROSPECTUS DATED SEPTEMBER 26, 1996

    The attached Note Warrant Prospectus of CellNet Data Systems, Inc., a Delaware corporation, reflects the following corrections as compared to the original Note Warrant Prospectus dated September 26, 1996 with respect to the offering of the Common Stock of the Company to holders exercising the Note Warrants of the Company.

     1. In "Risk Factors--Uncertainty of Protection of Copyrights, Patents and Proprietary Rights" on page 14, the following new paragraph is inserted after the first paragraph of this section:

    In October 1996, Itron, Inc., one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota, alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys' fees and injunctive relief. The Company believes, based on information currently known, that the Company's products do not infringe any valid claim in the Itron patent, and in the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on its results of operations or financial condition. See "Business--Litigation."

     2. In "Litigation" on page 47, the following two new paragraphs are inserted after the first paragraph of this section:

    In October 1996, Itron, Inc., one of the Company's competitors, filed a complaint against the Company in the Federal District Court in Minnesota alleging that the Company infringes an Itron patent which was issued in September 1996. Itron is seeking a judgment for damages, attorneys' fees and injunctive relief. The Company believes, based on its current information, that the Company's products do not infringe any valid claim in the Itron patent, and in the Company's opinion, the ultimate outcome of the lawsuit is not expected to have a material adverse effect on its results of operations or financial condition.

    On October 31, 1996, a complaint SETTLE V. SEIDL, ET AL. No. 398464, was filed in the Superior Court of California for the County of San Mateo against the Company, certain of its officers and directors, Montgomery Securities and Morgan Stanley & Co., Inc. The complaint, which is a purported class action filed on behalf of the Company's stockholders which purchased shares in the Company's initial public offering, seeks unspecified damages and rescission for alleged liability under various provisions of the federal securities laws and California state law. Plaintiff alleges that the Prospectus and Registration Statement dated September 26, 1996, pursuant to which the Company issued 5,000,000 shares of Common Stock to the public, contained materially misleading statements and/or omissions in that defendants were obligated to disclose, but failed to disclose, that a patent conflict with Itron, Inc. was likely to ensue. On November 8 and 13, 1996, two additional complaints, KAREN ZEILLY V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398551 and HOWARD FIENMAN AND GERALD SLAPSOWITZ V. CELLNET DATA SYSTEMS, INC. ET AL. No. 398560, were filed in the Superior Court of California for the County of San Mateo. These cases are essentially similar in nature to the SETTLE case and are expected to be consolidated for trial with the SETTLE case. The Company believes that the allegations in these complaints are without merit and intends to defend these actions vigorously. In the Company's opinion, the ultimate outcome of these lawsuits is not expected to have a material adverse effect on its results of operations or financial conditions.

     3. In "Plan of Distribution" on page 67, the following new sentence is inserted after the third sentence of the third paragraph of this page: "In the alternative, a Note Warrant may be exchanged by the holder through an electronic transfer made pursuant to the customary practices of the Depository Trust Company."